DAVID KOEPSELL, JD, PhD

(954) 955-9015 • drkoepsell@gmail.com • http://davidkoepsell.com • linkedin.com/in/drkoepsell

PIONEERING EXECUTIVE IN TECHNOLOGY, SCIENCE, ETHICS & PUBLIC POLICY
INNOVATION | POLICY RESEARCH | CREATIVE & APPLIED TECHNOLOGY

Collaborative, insightful and articulate Leader with extensive experience developing and managing projects, programs and organizations that support emerging technology and address policy and ethical challenges. Renowned author and thought leader driving conversations and critical thought around emerging and converging technology, blockchain adoption, artificial intelligence and big data utilization. Adept at identifying prospective research value, managing critical projects, solving complex problems and delivering on objectives. Engages with stakeholders across departments, levels and geographies to understand and capitalize on economic development opportunities. Strong research and analysis skills. Dynamic presenter and educator. Licensed Attorney in NYS Courts, NY Federal Courts, 2nd Court of Appeals and U.S. Supreme Court with 20+ years of litigation and transaction experience.

Core Competencies

Thought Leadership • Team Building • Program Management • Market Trends • Research & Product Opportunities • Publications & Proof Points
Quantitative Analysis • Financial Modeling • Executive Presentations • Policy-Relevant Insights • Proprietary Data Sets • Regulatory Compliance
eCommerce • Cryptocurrency • Economics• IoT • Blockchain • Artificial Intelligence (AI) • Big Data • Virtual Reality & Augmented Reality (VR/AR)
Digitization • Globalization • Consultation • Public Speaking • Media Engagement • Bilingual (Fluent English, Intermediate Spanish)

Professional Experience

2017 to Present • ENCRYPGEN, INC. • *Privately held, next-generation software company and developer of blockchain solutions, aiding DNA and Health Science providers to safely store and share genomic data for research and science.*

Co-Founder | CEO

Define and articulate vision while leading all functions of this 12-employee, decentralized organization. Employ specialized, multi-discipline knowledge to study, identify and interpret marketplace trends and guide production of disruptive company tools and offerings. Foster innovation, inclusion and competitive advantage by maintaining a keen pulse on consumer interests. Build key relationships. Engage with customers on both ends of product, transmit requirements to developers and interface with employees, media and the public to evangelize solutions. Collaborate with business leaders from all levels to discover relevant insights.

- *Built company from the ground up, secured financing and delivered novel product to market first (despite larger, well-financed competitors).*
- *Drove product development* project across lifecycle, from hiring team to managing timeframe and controlling scope.
- *Led company to successfully prove viable blockchain product* in market within 2 years.
- *Featured in "Nature Biotech", "The Scientist" and "Wired" as a* **primary Thought Leader** *within the emerging genomic blockchain market. Addressed ethics and legal challenges that surround data ownership. Provided commentary as requested.*

Board Membership

BLOCKCHAIN IN HEALTHCARE GLOBAL (BiHG) • Co-Founder | Board Member • 2018 to Present
Established and guiding this non-profit organization to mitigate blockchain barriers to adoption within the Healthcare industry. Empowering clinicians, patients, administrators and Life Science researchers to improve outcomes with blockchain and converging technology. Contributing to IEEE-ISTO standards for product development within this industry.

Additional Experience

STATE UNIVERSITY AT BUFFALO | DEPARTMENT OF LEARNING & INSTRUCTION • Adjunct Professor
• 2014 to Present • *Provide impactful learning experiences to undergraduate and graduate students at this 2-campus, public research university. Present through traditional, online and hybrid channels. Deliver instruction on Education, Administration and as part of topical certification programs.*

COMISION NACIONAL DE BIOETICA (MEXICO) • Director of Strategic Initiatives • 2014 to 2017 • *Led strategic initiatives for Mexican National Institute for Bioethics. Researched, wrote and edited "Scientific Integrity and Research Ethics: An Approach from the Ethos of Science" in both English and Spanish. Organized bioethics conferences with hundreds of global attendees.*

COUNCIL FOR SECULAR HUMANISM | CENTER FOR INQUIRY TRANSNATIONAL • Education Director | Advisory Counsel | Executive Director | Member of Executive Committee • 2012 to 2017, 2003 to 2008 • *Developed online materials and workshops for parent organization to inform the public about Church & State issues, critical thinking, rhetoric and Technology & Ethics. Delivered both virtual and live courses and presentations. Represented and advised organization on contract, employment, 1st Amendment and liability matters. Led 12-member team to create publications, coordinate conferences and communicate key messages to the public.*

DELFT UNIVERSITY OF TECHNOLOGY | DEPARTMENT OF VALUES & TECHNOLOGY • Associate Professor of Philosophy • 2008 to 2015 • *Delivered instruction and educational experiences in Research Ethics, Ethics & Technology and Ethics & Engineering. Fellow of 3TU Centre for Ethics & Technology.*

> *"David is an outstanding educator and researcher who can tackle complex philosophical and practical problems, reducing them to manageable ideas, conveyed convincingly in a style that is easily accessible."*
>
> Robert L., M.D., Professor of Medicine, Yale

STATE UNIVERSITY OF NEW YORK - BUFFALO • Research Assistant Professor – Department of Philosophy | Adjunct Instructor – Social Sciences Interdisciplinary Program | Adjunct Assistant Professor – Graduate School of Education • 2008 to 2015 • *Identified research opportunities for Philosophy department and delivered instruction across subjects.*

YALE UNIVERSITY | CENTER FOR BIOETHICS • Donaghue Initiative Visiting Scholar in Research Ethics • 2006 to 2007 • *Contributed to award and utilization of school's $2.1MM grant from The Patrick & Catherine Weldon Donaghue Medical Research Foundation. Expanded research and outreach efforts in biomedical research ethics as part of Interdisciplinary Bioethics Project. Engaged in working groups and cross-disciplinary research endeavors.*

GETMAN & BIRYLA, LLP • Attorney • 2002 to 2003 • *Represented clients in civil, commercial and general litigation matters, including trial practice and appeals.*

DAMON & MOREY LLP • Attorney • 2001 to 2002 • *Represented clients in commercial and intellectual property litigation.*

BOWSTREET, INC.(NOW PART OF **IBM**) • Chief Ontologist | Senior Product Manager | Information & Data Architect • 2000 to 2001 • *Drove optimization of tailored, integrated portal solutions for this portal-based tools and technology provider. Produced significant business benefits for company clients.*

> *"Dr. Koepsell was always motivated, professional, hard-working and thorough. I constantly marveled at his many talents, diverse interests, intellectual pursuits and skills. In addition, I thought that he was an excellent manager regarding workflow and scheduling, prioritizing projects, budgeting and staff relations. I have learned a great deal from him."*
>
> Barry K., CFO, Center for Inquiry

Education

STATE UNIVERSITY OF NEW YORK - BUFFALO • Doctor of Philosophy (PhD) – Philosophy • <u>Dissertation</u>: *The Ontology of Cyberspace: Law, Philosophy and the Future of Intellectual Property*

STATE UNIVERSITY OF NEW YORK – BUFFALO | BUFFALO SCHOOL OF LAW • Juris Doctor (JD) • *Recognized with Connelly Trial Technique Award and served as Systems Editor for Buffalo Law Review*

STATE UNIVERSITY OF NEW YORK – BUFFALO • Bachelor of Arts – Political Science & English • *Magna Cum Laude*

Book Publications

Decker, K. S., Koepsell, D. R., & Arp, R. (2016). *Philosophy and Breaking Bad.* London: Palgrave Macmillan.

Koepsell, D. R. (2017). *Scientific Integrity and Research Ethics: An Approach from the Ethos of Science.* Cham, Switzerland: Springer.

> *Additional Publications include 60+ Peer-Reviewed Journal Articles and Chapters*

Koepsell, D.R. (2015). *Etica de la Investigacion, Intergridad Cientifca.* Mexico City: CONACyT. ISBN: 978-604-460-506-8.

Koepsell, D. R. (2015). *Who Owns You?: Science, Innovation, and the Gene Patent Wars*. Chichester, West Sussex, UK: John Wiley & Sons.

Arp, R., & Koepsell, D. R. (2012). *Breaking Bad and Philosophy*. Chicago: Open Court.

Koepsell, D. (2011). *Innovation and Nanotechnology: Converging Technologies and the end of Intellectual Property.* London: Bloomsbury Academic.

Koepsell, D. R. (2009). *Who Owns You?: The Corporate Gold-Rush to Patent your Genes.* Malden, MA: Wiley-Blackwell.

Kurtz, P. (2007). *Science and Ethics: Can Science Help Us Make Wise Moral Judgments?* Amherst, N.Y: Prometheus Books. (Co-edited)

Moss, L. (2003). *John Searle's Ideas about Social Reality: Extensions, Criticisms and Reconstructions.* Oxford, UK: Blackwell. (Co-edited)

Koepsell, D. R. (2003). *The Ontology of Cyberspace: Philosophy, Law, and the Future of Intellectual Property.* Pub Group West.

MONICA SANDOVAL, Ed.M.
Raleigh, NC
Closingmanager.ms@gmail.com
919.696.1766

Account Director and high-performance marketing strategist with over 12 years of experience at designing global digital marketing initiatives that accomplish targeted business objectives. Reputation for managing proposals, creative problem solving, executing contracts, creating innovative media, and maintaining collaborative relationships with interactive agencies and in-house designer's and developers. Possesses a deep understanding of brand stewardship, up-selling (B2B), client retention, SEO, CMS marketing, CRM management, advertising campaigns, social media, and analysis. Brings an

Brings an unwavering commitment to consistently perform at the highest level of professional excellence. I possess a strong sense of urgency, resilience, and desire to achieve measurable results. Strong planning, time management, organizational skills, creative problem solving, and a team player. Ability to multi-task and show initiative daily in a fast-paced environment. Highly analytical yet strong communication and interpersonal skills.

➢ Developing and implementing marketing plans to drive new sales by 78%.
➢ Executed tactical marketing plans and built brand awareness by 77% Y19.
➢ Developed and led all Inbound and Outbound marketing initiatives leading to 2.2 million in additional VC funding.
➢ Used SEO and e-commerce marketing tactics to improve visibility accounting for increased brand awareness by 1,000%. Directed all marketing and sales projects from contract negotiations to closing procedures and implemented strategies to foster high levels of customer service.

PROFESSIONAL EXPERIENCE
EncrypGen, LLC, Raleigh, NC
May 2017-Present
Senior Account/Marketing Director

EncrypGen is a global start-up medical research company providing customers (CRO's) and partners best-in-class, next-generation, blockchain security for protecting, sharing and re-marketing genomic data.
➢ Responsible for planning, budgeting, organizing and executing programs that generate new prospects and advance existing opportunities for the sales team through competitive market analysis, brand identity management, creation of membership rewards program, and all promotional campaigns and pricing initiatives.
➢ Achieved a 78% increase in session duration satisfaction on website performance.
➢ Define and execute the strategy for media, campaigns, and trade shows.
➢ Grew social scores by 45%.
➢ Developed middle of the week initiative called 'Marketing Project Process' to drive project on-time completion.
➢ Developed a cost-effective plan to create better UX and UI design to enhance end-user website engagement.
➢ Established a growth and profitability communications plan with an executive team consistent with the marketing strategy.
➢ Demonstrable knowledge of digital trends, building out content strategies and digital demand generation journeys.
➢ Gained customer buyer persona through the use of buyer journey tests and A/B testing.
➢ Managed all content for all social media channels and weekly customer interaction blogs.
➢ Managed IT and web developer staff on the current website. Proficient in the back-end change process.
➢ Successfully implemented 33% of the recommended changes in 6 weeks.
➢ Developed e-commerce sales strategy and set aggressive goals to grow key opportunity areas where we compete

by 65%.
- ➢ Managed SEO planning and implementation along with relevant data analysis.
- ➢ Drove increase in lead to sale conversion rates by 88%.
- ➢ Provides strategic communications support for local provider network management strategies, developing supporting collateral (website content, template notices, provider manual, E-business technology, web site development and maintenance) to achieve desired results.
- ➢ Integrate strategies that increase membership through alternative sources which led to an increase of memberships by 85%.
- ➢ Mastered the use of consumer metrics including Google Analytics resulting in growing the CRM from 1K to 8K.
- ➢ Hired and managed Marketing Staff of 5 that later went on to secure partnership opportunities.
- ➢ Added 7 new strategic partnerships which added inventory to the genomic database and added additional revenue.

Ponytail Marketing, Raleigh, NC
July 2015 – August 2017
Marketing Manager
- ➢ Trained, developed, and mentored a commission-based team of five in CRM data management, entry, and other marketing software use (Hub Spot, Mail Chimp, Bomb Bomb, Salesforce).
- ➢ Streamlined training principles to ensure that accuracy of completed contracts by the deadline.
- ➢ Standardized operations through the implementation of a systematic approach and consistent processes.
- ➢ Optimized realtor-prospecting strategies while facilitating the closing process for high customer satisfaction.
- ➢ Streamlined marketing and communications with realtors and brokers to foster a business network of contract-to-close professionals focused on residential real estate transactions.
- ➢ Grew from twelve to twenty-two realtors, responsible for forty-five closing per month.
- ➢ Completed 100% of all closings on time or ahead of schedule.
- ➢ Managed all social media platforms and website development (WordPress).
- ➢ Developed the production distribution of all promotional materials.

Century 21, Raleigh, NC
2013 – 2015
Broker
- ➢ Coordinated home buying/selling process from contractual negotiations to closure, cultivating long-term relationships with clients to ensure satisfaction.
- ➢ Acquired new clients through prospecting, identifying clients that benefited from real estate services.
- ➢ Led contract negotiations to secure 100+ sale and lease-based residential property contracts.
- ➢ Exceeded goals by 68% in a highly competitive market.
- ➢ Mastered new market-level principles and trends to educate clients.
- ➢ Carried over 4 closings/month within the first two years.
- ➢ Spearheaded collaborations with a team to achieve homeownership goals and objectives.
- ➢ Strategized best-in-class tactics to maximize client investments.
- ➢ Performed inventory analysis and management to align resources with client-level budgets.
- ➢ Developed the production distribution of all promotional materials.

MONICA SANDOVAL, EDM PROFESSIONAL EXPERIENCE (Cont.)
- ➢ Coordinated home buying/selling process from contractual negotiations to closure, cultivating long-term relationships with clients to ensure satisfaction.

- ➢ Acquired new clients through prospecting, identifying clients that benefited from real estate services.
- ➢ Led contract negotiations to secure 100+ sale and lease-based residential property contracts.
- ➢ Exceeded goals in an astringent, highly competitive market.
- ➢ Mastered new market-level principles and trends to educate clients.
- ➢ Carried over 4 closings/month within the first two years.
- ➢ Spearheaded collaborations with a team to achieve homeownership goals and objectives.
- ➢ Strategized best-in-class tactics to maximize client investments.
- ➢ Performed inventory analysis and management to align resources with client-level budgets.
- ➢ Developed the production distribution of all promotional materials.

Westlake Magazine, Westlake Village CA
2000 – 2005
Marketing Director
- ➢ Implemented marketing strategies to increase publisher-level advertising efficacy. Met with all prospective clients, organized all events, proliferated advertising campaigns and services.
- ➢ Acquired new business opportunities and generate new clients through superior customer service skills.
- ➢ Served as the youngest Marketing Director in the publication's history.
- ➢ Ensured compliance of all contracts while monitoring all transaction files.
- ➢ Responsible for the final sign off on the Mockup version of the publication.
- ➢ Increased advertisement sales by 45% in the first two years and then 65% in the last three.
- ➢ Content development.

EDUCATION
Master of Education, Science and the Public
The State University of New York, Buffalo, NY 2013
Bachelor of Science, Marketing
California State University, Northridge, CA 2000

CERTIFICATIONS & LICENSES
- ➢ Wake Technical Community College, 2017, Healthcare Clinical Research Specialist Certification
- ➢ Licensed Broker in Charge, HPW School of Real Estate, North Carolina, 2015
- ➢ Licensed in Real Estate, HPW School of Real Estate, North Carolina, 2011
- ➢ Certified Blockchain Specialist
- ➢ Microsoft Office Certified
- ➢ Adwords Certified
- ➢ HubSpot Certified
- ➢ Google G-Suite Certified
- ➢ Python proficient
- ➢ Zo-Ho Certified
- ➢ Salesforce
- ➢ CMS certified
- ➢ Asana
- ➢ HTML
- ➢ Google Analytics certified

- ➢ Excel